As Filed with the Securities and                           Registration No. 333-
Exchange Commission on July 25, 2005
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------
                         MILLEPEDE INTERNATIONAL LIMITED
                                (ACN 095 821 971)
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
          (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                  deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                          Proposed maximum    Proposed maximum       Amount of
                 Title of each class of                     Amount        Aggregate price         aggregate        registration
              Securities to be registered              to be registered     per unit (1)       offering price (1)       fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          25,000,000            $.05               $1,250,000        $147.13
Depositary Receipts, each American Depositary Share        American
evidencing thirty ordinary shares of Millepede            Depositary
International Limited.                                      Shares

================================================================================
(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of
-----------------------                           American Depositary Receipt
                                                  Filed Herewith as Prospectus
                                                  ----------------------------

(1)  Name and address of Depositary               Introductory Paragraph

(2)  Title of American Depositary Receipts and    Face of American Depositary
     identity of deposited securities             Receipt, top center

     Terms of Deposit:

     (i)    The amount of deposited securities    Face of American Depositary
            represented by one unit of            Receipt - upper right corner
            American Depositary Shares

     (ii)   The procedure for voting, if any,     Paragraphs (15) and (16)
            the deposited securities

     (iii)  The collection and distribution of    Paragraphs (12), (14) and (15)
            dividends

     (iv)   The transmission of notices,          Paragraphs (11), (15) and (16)
            reports and proxy soliciting
            material

     (v)    The sale or exercise of rights        Paragraph (13)

     (vi)   The deposit or sale of securities     Paragraphs (12) and (17)
            resulting from dividends, splits
            or plans of reorganization

     (vii)  Amendment, extension or               Paragraphs (20) and (21)
            termination of the Deposit
            Agreement

     (viii) Rights of holders of receipts to      Paragraph  (11)  inspect the
            transfer books of the Depositary
            and the list of holders of
            receipts

     (ix)   Restrictions upon the right to        Paragraphs (2), (3), (4), (5),
            deposit or withdraw the underlying    (6) and (8)
            securities

Item Number and Caption                           Location in Form of
-----------------------                           American Depositary Receipt
                                                  Filed Herewith as Prospectus
                                                  ----------------------------

     (x)    Limitation upon the liability of      Paragraphs (13) and (18)
            the Depositary

(3)   Fees and Charges                            Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                  Location in Form of
         -----------------------                  American Depositary Receipt
                                                  Filed Herewith as Prospectus
                                                  ----------------------------

2(a) Statement that Millepede                    Paragraph (11)
     International Limited furnishes
     the Commission with certain public
     reports and documents required by
     foreign law or otherwise under
     Rule 12g3-2(b) under the
     Securities Exchange Act of 1934
     and that such reports and
     documents can be inspected by
     holders of American Depositary
     Receipts and copied at public
     reference facilities maintained by
     the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Millepede International Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ____________________________, among Millepede International Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 25, 2005.

                                          By: THE BANK OF NEW YORK,
                                                as Depositary

                                          By: \s\ Vincent J. Cahill Jr.
                                              ----------------------------
                                              Name:  Vincent J. Cahill Jr.
                                              Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Millepede International Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on July 25, 2005.

                                              MILLEPEDE INTERNATIONAL LIMITED

                                          By: \s\ John Butterworth
                                              ------------------------
                                              Name:  John Butterworth
                                              Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on July 25, 2005.

Name                             Title
----                             -----

\s\ John Butterworth             Managing Director
--------------------             (Principal Executive Officer)
John Butterworth

\s\ Blair Sergeant               Director
------------------               (Principal Financial Officer and
Blair Sergeant                   Principal Accounting Officer

\s\ Glenn Tetley                 Director
----------------
Glenn Tetley

\s\ Donald J. Puglisi            Authorized Representative in the United States
---------------------
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.